Filed by DFP Healthcare Acquisitions Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: DFP Healthcare Acquisitions Corp.

Commission File No. 001-39248

Date: June 28, 2021

On June 28, 2021, DFP Healthcare Acquisitions Corp. (“DFP”) and TOI Parent, Inc. (“TOI”) issued a press release regarding a proposed business combination among DFP, TOI as well as certain related parties (the “Business Combination”). Below is (i) a copy of such press release, (ii) a copy of an investor presentation DFP plans to use in connection with meetings with stockholders and prospective investors, (iii) a script of a conference call held on June 28, 2021 to discuss the Business Combination and (iv) an email sent to the employees of TOI.

For Immediate Release

DFP Healthcare Acquisitions Corp. ANNOUNCES PROPOSED BUSINESS COMBINATION WITH the oncology institute

The Oncology Institute is the U.S. Market Leader in Value-Based Oncology Care

New York, NY and Los Angeles, CA – June 28, 2021 – DFP Healthcare Acquisitions Corp (“DFP”) (NASDAQ: DFPH, DFPHW), a special purpose acquisition company sponsored by an affiliate of Deerfield Management Company, L.P. (“Deerfield”) and Richard Barasch, a veteran healthcare public company executive and investor, announced today that it has entered into a definitive agreement for a business combination with The Oncology Institute ( “TOI” or “The Company”), the U.S. market leader in providing value-based oncology care. Following the business combination, DFP expects to be renamed The Oncology Institute and will remain listed on the NASDAQ stock market under new ticker symbol “TOI”.

The Oncology Institute Investment Highlights

•	Leading Value-Based Care Provider in Oncology – A Huge Addressable Market: The Oncology Institute is leading the shift to value-based oncology care by utilizing a highly scalable and replicable operating model to disrupt the $200 billion U.S. oncology market. Believing that every patient deserves access to world-class care close to home, The Oncology Institute currently manages over 50 community-based practice locations in California, Nevada, Arizona, and Florida. TOI serves approximately 1.3 million lives under value-based contracts and treats over 46,000 patients each year through relationships with leading payors and at-risk physician groups.

•	Highly Differentiated, Technology Enabled Care Model: TOI’s data-driven model provides patients with comprehensive care and symptom management, which improves patient experience, minimizes unnecessary hospitalizations, and supports adherence to treatment regimens. Staffed by a clinical team that speaks more than 20 languages, The Oncology Institute offers patient navigators, in-house labs, transfusions, and dispensary services as well as cutting-edge treatments including an outpatient stem cell transplant program and access to more than 130 clinical trials.

•	Well Positioned for Long Term Growth: After generating a 30% revenue CAGR from 2016-2020, The Oncology Institute will pursue a strategy of organic growth and selected acquisitions to accelerate growth trajectory in collaboration with payor and at- risk providers. TOI’s pipeline of organic growth initiatives in new and existing markets exceeds 3.5 million patient lives, and the company is also pursuing an actionable acquisition pipeline in new and existing markets.

•	Highly Experienced Management Team: The Oncology Institute’s management team will be comprised of seasoned healthcare industry professionals, led by Chief Executive Officer Brad Hively, Chief Operating Officer Daniel Virnich, M.D., Chief Medical Officer Yale Podnos, M.D., Chief Administrative Officer Matt Miller, M.D., and Chief Financial Officer Scott Dalgleish. Richard Barasch will become Executive Chairman of The Oncology Institute upon closing of the business combination. Mr. Barasch was formerly Chairman and CEO of Universal American Corp., a publicly traded health insurance and services company from 1995 until Universal American’s acquisition by WellCare Health Plans in May 2017. Mr. Barasch has led the successful business combinations of AdaptHealth Corp. (Nasdaq: AHCO), which came public in 2019 via a business combination with DFB Healthcare Acquisitions Corp. and CareMax (Nasdaq: CMAX), which came public in 2021 via a business combination with Deerfield Healthcare Technology Acquisitions Corp.

Summary of the Transaction

The transaction values the combined company at a pro forma enterprise value of approximately $842 million and implies a multiple of 2.4x estimated 2022 revenue. The current equity holders of The Oncology Institute, which include Management, Havencrest Capital Management, M33 Growth, and ROCA Partners, will be entitled to receive an additional earn out payment of up to 12.5 million shares of The Oncology Institute common stock.

In addition to the approximately $230 million held in the DFP Trust Account, premier healthcare investors, including Fidelity Management & Research Company LLC, Deerfield Management Company, L.P. and Redmile Group, LLC have committed to purchase $275 million of shares of common stock of the Company at $10.00 per share through a private placement in public entity (a “PIPE”).

Assuming no redemptions of DFP public shares, the current equity holders of The Oncology Institute will collectively own 48%, Deerfield will own approximately 14%, other DFP stockholders (including other PIPE investors) will own 33%, and DFP’s sponsor will own 5% respectively of the approximately 106 million issued and outstanding shares of common stock of The Oncology Institute immediately following the closing.

DFP estimates that, assuming no redemptions of DFP shares, the Company will have an initial market capitalization of approximately $1.06 billion, with approximately $225 million of cash on the balance sheet and a strong growth trajectory. The Oncology Institute expects to use this capital to accelerate its de novo and acquisition-driven growth initiatives.

Please refer to the investor presentation furnished with DFP’s Current Report on Form 8-K for details on the pro-forma financials of the Company and its Non-GAAP Financial Measures.

Management Remarks

“TOI is elevating the standard of care in community oncology. By focusing on individualized care plans, evidence-based medicine, and great symptom control, TOI patients can achieve better outcomes with reduced financial burden. The rising cost and poor coordination of oncology care in the United States is driven by several factors, including misalignment between physicians and payors, complex and variable clinical pathways, and the high cost of cancer therapies,” said Brad Hively, CEO of The Oncology Institute. “Traditional fee for service payment models emphasize quantity over quality of care, without considering patient wellness and satisfaction as metrics of success. We are committed to applying the principles of value-based care to simultaneously enhance quality and manage costs. For more than 14 years, The Oncology Institute has played a significant role in the lives of cancer patients by providing accessible, high-quality medical care. Our proposed combination with DFP brings us significantly closer to expanding our presence across the United States and advancing our efforts to rebuild the nation’s healthcare system.”

“The Oncology Institute is disrupting the status quo in cancer care, and we are pleased to assist them in continuing their mission of broadening access to high quality, value-based care.” said Mr. Barasch. “Brad and his team have created a scalable, replicable model with difficult-to-duplicate capabilities that facilitate rapid expansion. We believe that their high-touch, data-driven approach to cancer care represents the model of the future. This business combination will create a well-capitalized company that is poised to expand organically, through accretive M&A activity, and via strategic payor relationships.”

The business combination, which has been approved by the board of directors of DFP and The Oncology Institute, is expected to close in the 3rd or 4th quarter of 2021, subject to customary conditions, including the approval by DFP stockholders.

A more detailed description of the transaction terms and a copy of the business combination agreement will be included in a current report on Form 8-K to be filed by DFP with the United States Securities & Exchange Commission (“SEC”). DFP will file a proxy statement with the SEC in connection with the transaction.

Jefferies LLC is acting as lead financial advisor and Guggenheim Securities, LLC is acting as financial advisor to The Oncology Institute. Deutsche Bank Securities Inc. and UBS Investment Bank are acting as financial advisors to DFP. Deutsche Bank Securities Inc., Jefferies LLC and UBS Investment Bank are acting as capital markets advisors to DFP. Latham & Watkins LLP is acting as legal advisor to The Oncology Institute, White & Case LLP and Polsinelli PC are acting as legal advisors to DFP, and Katten Muchin Rosenman LLP is acting as legal advisor to Deerfield. Deutsche Bank Securities Inc., Jefferies LLC, UBS Investment Bank and Guggenheim Securities, LLC, are acting as placement agents on the PIPE and Sidley Austin LLP is acting as legal counsel to the placement agents.

Management Presentation Information

The management of DFP and The Oncology Institute will make a presentation via webcast regarding the business combination on June 28, 2021 at 9:30 am EST. In connection with this event, DFP will furnish an investor presentation in a current report on Form 8-K to be filed by DFP with the United States Securities & Exchange Commission (“SEC”).

Please dial 877-407-9753 or 201-493-6739 or

https://78449.themediaframe.com/dataconf/productusers/drf/mediaframe/45605/indexl.html

A replay will be available using the above the link.

About The Oncology Institute

Founded in 2007, The Oncology Institute of Hope and Innovation is one of the largest community oncology practices in the U.S. as well as our nation’s leading value-based oncology services platform. The Oncology Institute provides care through more than 80 physicians and advanced practice providers in 50+ clinic locations, with more than 500 total employees helping to offer leading-edge, evidence-based cancer care to a population of more than 1 million patients. The Oncology Institute brings comprehensive, integrated cancer care into community settings, including clinical trials, stem cell transplants, transfusions, and other care delivery models traditionally associated with the most advanced tertiary care settings. For more information visit www.theoncologyinstitute.com.

About DFP Healthcare Acquisitions Corp.

DFP Healthcare Acquisitions Corp. is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. The Company’s sponsor is an affiliate of Deerfield Management Company, L.P., an investment firm focused exclusively on the healthcare industry, and Richard Barasch. The Company’s strategy will be to identify, acquire and, after its initial business combination, build, a healthcare or healthcare related business. The Company intends to focus its investment effort broadly across the entire healthcare industry, which encompasses services, therapeutics, devices, diagnostics and animal health.

About Deerfield

Deerfield is an investment management firm committed to advancing healthcare through investment, information and philanthropy. For more information, please visit www.deerfield.com

Important Information and Where to Find It

In connection with the proposed business combination, DFP intends to file a registration with the statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed holders of shares of DFP common stock in connection with DFP’s solicitation of proxies for the vote by DFP’s stockholders with respect to the business combination and other matters as may be described in the definitive proxy statement, as well as the prospectus relating to the offer and sale of securities of DFP to be issued in the business combination. DFP’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and documents incorporated by reference therein filed in connection with the business combination, as these materials will contain important information about the parties to the business combination agreement, DFP and the business companion. After the Registration Statement is declared effective, the definitive proxy statement will be mailed to DFP’s stockholders as of the record date to be established for voting on the business combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at http://www.sec.gov, or by directing a request to: DFP Healthcare Acquisitions Corp. at its principal executive offices 345 Park Avenue South, New York, NY 10010.

Participants in the Solicitation

DFP and its directors and executive officers, may be deemed participants in the solicitation of proxies from DFP’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in DFP is contained in the registration statement on Form S-1, which was initially filed by DFP with the SEC on February 21, 2020 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to DFP Healthcare Acquisitions Corp. at its principal executive offices 345 Park Avenue South New York, New York 10010. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

The Oncology Institute’s directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of DFP in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be included in the Registration Statement when available.

Non-Solicitation

This press release is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 the Securities Act of 1933, or an exemption therefrom.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, the expectation that the Company’s common stock will be listed on Nasdaq, and the anticipated closing date of the proposed business combination. These statements are based on various assumptions and on the current expectations of DFP and The Oncology Institute and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of DFP and The Oncology Institute. These forward-looking statements are subject to a number of risks and uncertainties, including the outcome of judicial and administrative proceedings to which The Oncology Institute may become a party or governmental investigations to which The Oncology Institute may become subject that could interrupt or limit The Oncology Institute’s operations, result in adverse judgments, settlements or fines and create negative publicity; changes in The Oncology Institute’s clients’ preferences, prospects and the competitive conditions prevailing in the healthcare sector; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of DFP and/or the equity holders of The Oncology Institute for the proposed business combination is not obtained; failure to meet stock exchange listing standards following the consummation of the business combination; costs related to the business combination; failure to realize the anticipated benefits of the proposed business combination, including as a result of a delay in consummating the proposed business combination or a delay or difficulty in integrating the businesses of DFP and The Oncology Institute; the amount of redemption requests made by DFP’s stockholders; the impact of COVID-19 on the combined company’s business and/or the ability of the parties to complete the proposed Business Combination; those factors discussed in DFP’s registration statement on Form S-1, which was initially filed with the SEC on February 21, 2020, under the heading “Risk Factors,” and other documents of DFP filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither DFP nor The Oncology Institute presently know or that DFP and The Oncology Institute currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect DFP’s and The Oncology Institute’s expectations, plans or forecasts of future events and views as of the date of this press release. DFP and The Oncology Institute anticipate that subsequent events and developments will cause DFP’s and The Oncology Institute’s assessments to change. DFP and The Oncology Institute do not undertake any obligation to update any of these forward-looking statements. These forward-looking statements should not be relied upon as representing DFP’s and The Oncology Institute’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Non-GAAP Financial Measures

The financial information and data contained in this press release is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement or registration statement to be filed by DFP or The Oncology Institute with the SEC. Some of the financial information and data contained in this press release, such as adjusted EBITDA, has not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). A reconciliation of certain of these non-GAAP financial measures to their most comparable GAAP measure is set forth in a table in the investor presentation.

DFP and The Oncology Institute believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to The Oncology Institute’s financial condition and results of operations. DFP and The Oncology Institute believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing The Oncology Institute’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management of The Oncology Institute does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in The Oncology Institute’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. You should review The Oncology Institute audited financial statements, which will be presented in DFP’s proxy statement to be filed with the SEC, and not rely on any single financial measure to evaluate DFP and The Oncology Institute’s business.

CONTACTS:

DFP Healthcare

Chris Wolfe

chris.wolfe@dfphealthcare.com

(212) 551-1600

DFP Healthcare Investor Relations

The Equity Group Inc.

Devin Sullivan

Senior Vice President

dsullivan@equityny.com

(212) 836-9608

The Leader in Value Based Oncology Care June 2021

Disclaimer and Forward Looking Statements Disclaimer: This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination (the “Potential Transaction”) involving TOI Parent Inc. (“TOI” or the “Company”) and a special purpose acquisition company (the “SPAC”), and for no other purpose. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No representations or warranties, express or implied, are given in, or in respect of, this presentation. To the fullest extent permitted by law, in no circumstances will TOI, the SPAC or any of their respective subsidiaries, equity holders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. TOI has not independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of TOI or the Potential Transaction. You are urged to make your own evaluation of TOI and such other investigations as you deem necessary before making an investment or voting decision. Forward Looking Statements: This presentation and the related oral commentary include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, total addressable market (“TAM”), market share and competition, the potential for success of the Company’s M&A strategy and the integration of those acquisitions, and expectations related to the terms and timing of the transactions. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of TOI’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict, will differ from assumptions and are beyond the control of TOI. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are delayed or not obtained or that the approval of the shareholders of the Company or the SPAC is not obtained; future global, regional or local economic, political, market and social conditions, including due to the COVID-19 pandemic; the development, effects and enforcement of laws and regulations; TOI’s ability to manage its future growth; the effects of competition on TOI’s future business; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; the ability to implement business plans, forecasts and other expectations after the completion of the Potential Transaction and identify and realize additional opportunities; failure to realize anticipated benefits of the Potential Transaction or to realize estimated forecasts and projections; or other risks and uncertainties indicated from time to time by the Company and in the registration statement containing the proxy statement / prospectus discussed below relating to the Potential Transaction, including those under “Risk Factors” therein, and in the SPAC’s other filings with the Securities and Exchange Commission (the “SEC”). The foregoing list of factors is not exclusive. You are cautioned not to place undue reliance upon any forward-looking statements in this presentation, which speak only as of the date made. TOI does not undertake or accept any obligation or undertaking to release any updates or revisions to any forward-looking statements in this presentation to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based. Use of Projections: This presentation contains projected financial information with respect to TOI, including revenue, gross profit, gross margin, Adjusted EBITDA and Adjusted EBITDA margin. Such projected financial information constitutes forward- looking information, is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the projected financial information. See “Forward-Looking Statements” above and the Risk Factors included at the end of this presentation. Actual results may differ materially from the results contemplated by the projected financial information contained in this presentation, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved. The independent auditors of TOI have not audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, have not expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. Financial Information; Non-GAAP Financial Measures: The financial information and data contained in this presentation is unaudited and does not conform to the requirements of Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement, registration statement or prospectus to be filed by the SPAC with the SEC. In addition, the historical financial information included herein is preliminary and subject to change, including in connection with the audit of the financial statements, which has not been completed. Some of the financial information and data contained in this presentation, such as Adjusted EBITDA and Adjusted EBITDA margin, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). The Company believes that the use of Adjusted EBITDA provides an additional tool to assess operational performance and trends in, and in comparing our financial measures with, other similar companies, many of which present similar non-GAAP financial measures to investors. TOI’s non-GAAP financial measures may be different from non-GAAP financial measures used by other companies. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial measures determined in accordance with GAAP. The principal limitation of Adjusted EBITDA is that it excludes significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. A reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure for full years 2021 – 2024 cannot be provided without unreasonable effort because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the various adjusting items necessary for such reconciliations that have not yet occurred, are out of the Company’s control or cannot be reasonably predicted. For the same reasons, the Company is unable to provide probable significance of the unavailable information, which could be material to future results. Because of the limitations of non-GAAP financial measures, you should consider the non-GAAP financial measures presented in this presentation in conjunction with TOI’s financial statements and the related notes thereto. 2

Disclaimer and Forward Looking Statements (continued) No Offer or Solicitation: This presentation shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This presentation shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information: In connection with the Potential Transaction, the Company anticipates that a registration statement on Form S-4 with the SEC will be filed by the SPAC, which will include a proxy statement / prospectus, that will be both the proxy statement to be distributed to holders of the SPAC’s shares in connection with its solicitation of proxies for the vote by the SPAC’s shareholders with respect to the Potential Transaction and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the Potential Transaction. After the registration statement is declared effective, the SPAC will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This document does not contain all the information that should be considered concerning the Potential Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Potential Transaction. The SPAC’s stockholders, the Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Potential Transaction, as these materials will contain important information about the Company, the SPAC and the Potential Transaction. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of the SPAC as of a record date to be established for voting on the Potential Transaction. The SPAC’s stockholders and the Company’s stockholders will also be able to obtain copies of the proxy statement / prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to DFP Healthcare Acquisitions Corp. at 345 Park Avenue South, New York, New York, 10010 or by telephone at (212) 551-1600. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Participants in the Solicitation: The SPAC, TOI and certain of their directors and officers may be deemed participants in the solicitation of proxies of the SPAC’s shareholders in connection with the Potential Transaction. A list of the names of such directors and executive officers and information regarding their interests in the Potential Transaction will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph. Trademarks: This presentation contains trademarks, service marks, trade names and copyrights of TOI and other companies, which are the property of their respective owners. 3

4 Strong Leadership Team with Extensive Value Based Care Experience Brad Hively Chief Executive Officer Dr. Daniel Virnich Chief Operating Officer Richard Barasch Executive Chairman ▪ 20+ years of executive leadership and healthcare investing experience ▪ Previously President of Health Essentials and Senior VP at Heritage Provider Network ▪ 20+ years of executive leadership and value-based care operations experience ▪ Previously President of DaVita Medical Group, Florida and Senior VP of Operations for Healthcare Partners in Southern California ▪ Serves as Executive Chairman of DFP Healthcare Acquisitions Corp ▪ Led Universal American Corp as CEO from 1995-2017 ▪ Pioneered provider engagement model in Medicare Advantage and Medicare Part D Background / Experience: The Oncology Institute of Hope & Innovation (TOI) DFP Healthcare Acquisitions Corp

Introduction and Proposed Transaction

Transaction Overview

Transaction Summary

- The Oncology Institute of Hope & Innovation (TOI) is **the largest[1] scaled provider of value-based oncology care in the US**
- TOI to combine with DFP Healthcare Acquisitions Corp (DFP) to become a NASDAQ-listed value-based oncology care services platform
- Brad Hively (CEO of TOI) will lead the company with assistance of Richard Barasch (Executive Chairman of DFP)
- Pro forma **valuation of $842 million**
  - **2.4x FY22E revenue**
- **Value enhancing earnout structure**
- **Existing shareholders rolling over 66% of equity**
- Assumes the issuance of **PIPE shares for $275 million** including participation by Deerfield Management Co. (Deerfield)
- Results in a highly capitalized PF entity **with $200+ million of cash on balance sheet** and strong growth trajectory
  - Positioned to leverage platform to aggressively expand in new markets via organic growth and M&A
  - ~30%[2] growth CAGR realized 2016 to 2020, expected to achieve ~53% growth CAGR from 2021 to 2024

Valuation Overview

$ in mm

2022E Valuation Analysis	
Pro Forma Enterprise Value	$842
2022E Total Revenue	$345
Revenue Multiple	2.4x

Note: (1) Based on capitated lives managed through employed oncologists; (2) 2016 revenue based on cash basis unaudited financials.

6

Note: Existing debt and cash balances are as of May 31, 2021. (1) Table does not reflect agreement between Deerfield (“Founder”) and DFP to restructure Founder’s equity ownership prior to closing of the merger to provide that, at the time of closing of the merger and the PIPE investment, Founder will hold no more than 4.9% of the total outstanding shares of common stock of DFP, with the remainder of Founder’s equity to be held in the form of non-voting Series A Common Equivalent Preferred Stock. The terms of the preferred stock will be finalized in the definitive documentation. Sources and Uses PF Capitalization(1) 7 Transaction Overview (continued) $ in mm Sources $ New PIPE Shares (incl. Deerfield) $275 Shares Issued to TOI 503 Trust Cash (ex Deerfield) 180 DFP Existing IPO Shares 50 Total $1,008 Uses $ Cash to Balance Sheet $207 Equity to TOI 503 Cash to Existing Shareholders 258 Transaction Related Fees 40 Total $1,008 PF Equity Ownership Shares (in mm) % New PIPE Shares 27.5 26% Other Public Shares 18.0 17% TOI Shareholders 50.3 47% Founder Shares 5.2 5% Deerfield IPO Shares 5.0 5% Total 106.0 100% Add'l Max Contingent Shares to TOI 12.5 Add'l Max Contingent Shares for Founder Shares 0.6 Total Max Shares 119.1 $ in mm PF Capitalization $ Existing Debt $7 Existing Cash 19 Cash from SPAC Transaction 207 Net Debt ($218) PF Shares Outstanding (in mm) 106.0 Share Price (in $'s) $10.00 Equity Value $1,060 Pro Forma Enterprise Value $842

8 Compelling Combination Creates Significant Value for TOI, DFP and Shareholders • Deerfield provides execution certainty, powerful endorsement in the public markets and access to significant resources • Highly successful with AdaptHealth and CareMax transactions • Top notch management team at TOI highly experienced in oncology care and value- based models • Richard Barasch will serve as Executive Chairman of TOI, leveraging extensive experience in managed care, value-based care and public company management Combination of High Caliber Teams and Complementary Capabilities TOI Well Positioned in a Market with Significant Need for Value Based Care Massive, Undermanaged Market Market Leader with Significant Scale Tech-Enabled Care Delivery Model Highly Scalable Market Entry Strategy Highly Fragmented M&A Landscape Provider / Payor Incentive Alignment Capital Light Organic Growth High Patient Satisfaction

Richard Barasch and Deerfield Have Built the Leading Healthcare SPAC Franchise $250mm SPAC IPO in February 2018 $230mm SPAC IPO in March 2020 $143mm SPAC IPO in July 2020 Leader in Home Medical Equipment Leader in Risk-Based Primary Care Leader in Risk-Based Oncology Care $400mm+ fully-committed PIPE ✓ Completed $1bn business combination in November 2019 Announced $800m business combination in December 2020 Significant research coverage and multiple capital raises ✓ ✓ ✓ 50%+ revenue CAGR anticipated ✓ ✓ 9 ~35% total return from IPO $200mm in growth capital ~200% total return from IPO(1) Note: (1) Market data as of June 25, 2021.

Who We Are

50+ Locations in Four States ~200K Patient Visits in 2020 80+ Oncologists and Mid-levels 100+ Clinical Trials Giving Patients Cutting Edge Treatment Access ~1.3M Lives Served Under Capitation ~46K Unique Patient Encounters in 2020 >50% Revenue Generated from Value Based Agreements >25% Reduction in Healthcare Costs(1) Who We Are Relationships with Leading Payors and Risk Taking Providers Our Growth 11 We are the Leading Value Based Oncology Care Platform (Revenue, $ millions) 9 Current Markets Note: (1) Compared to average Per Member Per Month costs in our primary geographies (2) Based on cash basis unaudited financials; (3) Unaudited financials. $66 $155 $345 2016A 2019A 2022E 30% CAGR 2.3x 33% CAGR 2016 Revenue 2.2x 2019 Revenue (3) (2)

Rising Cost of Oncology Care is a Massive Problem in the U.S. Sources: Cancer Epidemiology, Biomarkers & Prevention – American Association For Cancer Research, July 2020; National Center for Health Statistics; IQVIA Institute; National Health Expenditure Data – CMS; Spending on Health: Latest Trends – OECD, June 2018. U.S. Oncology Spend Growth Continues to Accelerate 18% of U.S. GDP and rising 2x spent per person compared to OECD average Yet, U.S. incidence of chronic illness and longevity are worse than average Healthcare is Unaffordable and Inefficient in the U.S. Massive Market with Accelerating Growth Driven by Misalignment, Complex and Variable Clinical Pathways and High-Cost Drugs 12 $200bn+ estimated 2020 U.S. oncology spend 11 – 14% CAGR U.S. Oncology drug spending growth in the next four years 9.5% of U.S. adults have been diagnosed with cancer

Our Disruptive Value Based Oncology Care Today’s Traditional Fee-for-Service Oncology Care ✓ Incentivized by quality ✓ Incentivized to use high-value therapies ✓ Physician compensation model aligned to quality and patient satisfaction ✓ Practice tailored to address individualized patient needs ✓ Supported by patient and payors ✓ Aligned to support appropriate transitions to palliative and hospice care × Incentivized by volume × Incentivized to use high-cost therapies × Physician compensation model aligned to high cost × Practice tailored to profit × Supported by drug manufacturers and distributors × No incentives to utilize appropriate care transitions ✓ ✓ ✓ ✓ ✓ ✓ Our Healthcare System is Being Rebuilt with New Value Based Care Models 13 We Are Disrupting the Status Quo in Cancer Care × × × × × ×

We Are Shifting the Market to Value Based Oncology Care Primary Care Leading the Charge in Transition to Value Based Care Oncology Spend is a Major Pain Point for Value Based Primary Care TOI is the Market Leader in Value Based Oncology Care Sources: American Society of Clinical Oncology; Cancer Epidemiology, Biomarkers & Prevention – American Association For Cancer Research, July 2020; Global Market Insights; IQVIA Institute; Wall Street research. Note: MA = Medicare Advantage. 14 PMPM from CMS to MA Plans % Retained by MA Plans % Paid to Primary Care Group Medical Expense to Manage TOI Reduces Oncology Care Spend Primary Care Group Profit Oncology Expense • Value based payments comprised of 36% of healthcare spending in 2018 vs. 20% in 2014 • Since 2013, Humana has increased PCPs within value based arrangements by 145% • Primary / preventative care only encompasses less than 3% of Medicare spend; vast majority of spend occurs outside of primary care clinics Illustrative Value Based Primary Care Group Funds Flow

Our Value Based Oncology Care Model is Disrupting the Market 15 TOI is the Leading Value Based Oncology Care Practice that is Aligning both Physicians and Payors with Incentives to Simultaneously Enhance Quality and Lower Costs Benefit Managers Physician Practices Aligned with physicians, practice-based models are incentivized to over prescribe expensive therapeutics and over utilize care which results in higher costs Aligned with payors, benefit managers seek to change provider behavior which has limited success and typically results in an antagonistic relationship with physicians Traditional Care

16 How We Create Value for Our Payor Partners Illustrative Cost Savings and Gross Profit 1 2 3 Payor Cost for Medical Oncology without TOI Payor Cost for Medical Oncology with TOI TOI Cost to Treat Patients ▪ Payors are challenged with high and escalating medical oncology costs ▪ Driven by misaligned incentives of fee for service providers 1 Payors engage with TOI to lower their medical oncology costs by making TOI the exclusive or preferred medical oncology provider for their entire patient population in a region under capitated contracts 2 TOI provides high quality and low cost care and captures margins on their capitated contracts 3 TOI’s Population Based Contracts Deliver a Recurring Revenue Stream Save payors over 25%(1) TOI captures 20% – 40% gross margins Note: (1) Compared to average Per Member Per Month costs in our primary geographies.

Our Operating Model is Highly Scalable and Replicable

Massive Whitespace Opportunity in Oncology Care Market



- Current Markets
- High Priority / Near Term Expansion Markets
- Secondary Target Markets

9 Current Markets in 4 States

~25mm Commercial and Medicare Advantage Lives

~$6bn Opportunity

High Priority Expansion Markets

~23mm Commercial and Medicare Advantage Lives

~$11bn Opportunity

Secondary Target Markets

~32mm Commercial and Medicare Advantage Lives

~$13bn Opportunity

Total U.S. Oncology Care Market

~$200bn Total Opportunity

Sources: Third-Party Market Research, CMS, Kaiser Family Foundation, IQVIA.

17

5 Clinics & 9 Hospital Affiliations 3 Clinics & 12 Hospital Affiliations Nevada Florida 5 Clinics & 6 Hospital Affiliations 18 Proven Portability with Rapidly Expanding Footprint California 46 Clinics & 75+ Hospital Affiliations Arizona (Lancaster) (Rancho Mirage)

Strong Leadership Team with Extensive Value Based Care Experience

Leadership Team



Brad Hively
Chief Executive Officer

Heritage Provider Network
Health Essentials



Dr. Daniel Virnich
Chief Operating Officer

OPTUM
DaVita Medical Group
TEAMHealth.



Dr. Yale Podnos
Chief Medical Officer

HCA Healthcare
Duke University Medical Center



Scott Dalgleish
Chief Financial Officer

Providence
OPTUM
DaVita Medical Group



Dr. Matt Miller
Chief Administrative Officer

Landmark
McKinsey&Company



Irene Lustria
VP RCM

radiology partners
cCARE



Mitu Ramgopal
VP of Strategic Partnerships

Lumeris



John Bayne
Senior Director, M&A

Quest Diagnostics
OPTUM
DaVita Medical Group



Diona Simoneit
Controller

Smart&Final
Deloitte.



Crystal Peterson
VP Talent Mgmt

Sure, Inc.
SOC Telemed



Hilda Agajanian
Founder & Chief Growth Officer

UBS



Dr. Richy Agajanian
Founder & Chief Clinical Officer

Olive View-UCLA Medical Center
Cedars-Sinai Medical Center

Senior Advisors



Dr. Roy Beveridge

Humana
US Oncology
Avalere



Alan Hoops

CareMore Health
PacifiCare
CORVEL
HOP Co



Dr. Mo Kaushal

Oak Street Health
Universal American
CHANGE HEALTHCARE

19

What We Have Built

Sources: Lay Healthcare Worker Led Cancer Screening Interventions and the Effect on Patient-Reported Satisfaction, Health Status, Healthcare Use, and Total Costs; Journal Of Oncology Practice; August 16, 2019. Note: (1) Compared to average Per Member Per Month costs in our primary geographies. Where We Focus Savings >25% Reduction in Spend(1) 21 We Use Multiple Levers to Reduce Cost of Care Experience in relatively low- cost California market Treatments Palliative Care Symptom Management ▪ Reduce practice pattern variability ▪ Access to clinical trials in the community ▪ Vertical integration of pharmacy ▪ Providers trained in advanced care planning ▪ Close coordination between network providers ▪ Algorithm driven action plan ▪ 24/7 Health Care Coach ▪ Patient education and engagement

Our Care Model is Hard to Replicate 22 TOI has Developed Many Highly Specific and Difficult to Replicate Capabilities that Collectively Comprise our Competitive Moat Clinical Culture Coding Accuracy Care Management Integration of Palliative Care and Hospice Physician Recruiting Clinical Trials Tech-enabled Care Pathways Delivered in Community Setting

Our Results are Peer-Reviewed and Published > 25% Lower median total healthcare costs from diagnosis to death 75% Fewer Emergency Department visits in the last month of life 40% Fewer acute care facility deaths 14% Improvement in Patient Satisfaction 30% Lower inpatient admissions Highly Effective in Delivering Quality, Value Based Oncology Care 23 Study on TOI Patient Population Conducted by Researchers at Stanford University Sources: Lay Healthcare Worker Led Cancer Screening Interventions and the Effect on Patient-Reported Satisfaction, Health Status, Healthcare Use, and Total Costs; Journal Of Oncology Practice; August 16, 2019. Note: Compared to average Per Member Per Month costs in our primary geographies.

Our Patient-Centric Focus Drives High Levels of Satisfaction

Highly Satisfied Patient Base Supports Care Delivery Model While Strengthening Payor Relationships[1]



Satisfaction Rating (0 – 5 Scale)
4.5
4.5
4.5
4.5
4.3
4.6
4.5
4.6
4.4
4.5
Jul-20
Aug-20
Sep-20
Oct-20
Nov-20
Dec-20
Jan-21
Feb-21
Mar-21
Apr-21

~3,000 patients surveyed

88% of Oncologists Rated 4.0 or Above

93% of Locations Rated 4.0 or Above

Patients Truly Appreciate Level of Care and Support Provided by TOI Care Team

*"Thank you all for **helping me through this life test**…From the front desk to the specialist – when it comes to cancer, you are all needed and appreciated; **your kindness and selflessness makes a world of difference** to the patients and their families."*

– Lynwood Clinic Patient

*"**Awesome place**, from the support staff and Dr. Morrison. He was the BEST! **Would highly recommend** this clinic to everyone who needs it."*

– Downey Clinic Patient

*"I am very thankful and happy to have found his group. Dr. Baghian and staff are kind, compassionate, and knowledgeable. Everyone I have interacted with has made me feel as though they **truly care about making sure I receive quality care in a timely manner**. Exceptional!"*

– Riverside Clinic Patient

Note: (1) As of April 11, 2021.

24

25 Custom-Built Care Pathways Deliver High Quality, Evidence-Based Care at the Optimal Value ▪ Physician selects options in coordination with Medical Director team (internal peer reviewers), based on patient-specific factors ▪ Physician chooses from remaining options with support and oversight of Medical Director reviewer ▪ Decisions informed and reinforced by ongoing physician education and purpose- built technology tools ▪ Shared decision making with patients and family ▪ Full range of options includes on- and off-label uses of drugs ▪ Recommendations and interpretations inconsistent across Compendia First Criteria: Efficacy Second Criteria: Patient-Specific Considerations Third Criteria: Value Possible Treatments Approvable by Compendia Possible Treatment Plans ABCDE FGHIJ ACDE GIH ACHG GH Treatment Plan Selected for Patient D D ▪ National Comprehensive Cancer Network maintains guidelines for treatment by cancer site / stage ▪ TOI EMR pre-populated with evidence-based clinical pathways

26 Our Technology Platform is Purpose Built for Oncology Care Providers Payors 1. Collect Work with health plans and primary care doctors on front- end collection of extensive patient data sets 3. Apply Use results from our data analysis to dictate appropriate care pathways 2. Analyze Leverage proprietary algorithms and data science to refine relevant clinical care pathways Patients Our Technology is Designed to Decrease the Complexity and Variability of Clinical Care for Cancer Patients

27 New Market Entry Playbook with Track Record of Success Designed to Scale Efficiently 1 3 2 Market Identification Market Prioritization Market Entry ✓ Addressable Market ✓ Demographics Characteristics and Trends ✓ High Cost of Care ✓ Payor Needs ✓ Existing Payor Partnership ✓ Cost Containment Opportunity ✓ Oncology Provider Landscape ✓ Broader Risk Provider Continuum ✓ Establish Payor Relationship ✓ Identify M&A / De Novo to Build Network ✓ Train Providers to Deploy TOI Tools ✓ Comprehensive Ancillary Services

How We Are Growing

29 Multiple Levers to Sustain Long Term Growth Trajectory Service Expansion Expand Scope and Diversify Service Offering ✓ Build comprehensive portfolio of ancillary services ✓ Pharmacy ✓ Clinical trials ✓ MSO services ✓ Data monetization Existing Markets Continue Driving Live Growth and Partnership Expansion ✓ New contracts ✓ Expand covered lives ✓ New clinics & providers ✓ Improve unit economics ✓ Medicare direct contracting New Markets Well-Honed TOI Model Enables Quick Scaling in New Markets ✓ Establish presence in new markets ✓ Highly attractive market dynamics ✓ Value based care transition for physicians M&A Opportunities Leverage Pipeline and M&A Expertise to Drive Accretive Growth ✓ Successful acquisition track record ✓ Scalable platform ✓ Highly effective M&A playbook

Large Pipeline Drives Organic Growth in Existing and New Markets

~3.5M
Total Lives in Pipeline

~1.5M
Late Stage Lives


Late Stage
~1.5M
43%
Other Markets
~1M
29%
Florida
~500K
14%

~120 New Account Leads in Existing and Priority Markets with Large Portion of High Certainty Opportunities to Support Late Stage Growth Targets

Note: Pipeline as of April 15, 2021.

30

Pursuing M&A to Accelerate Growth Strategy

Actionable M&A Pipeline in Place



NY
NV
CA
AZ
TN
TX
FL
Priority M&A Target Markets

21 Acquisition Targets with ~240 Providers

20+ Additional Tuck-in Acquisition Targets with 1 or 2 providers in Key Target Markets

Huge and Fragmented Independent Provider Base

- **Reimbursement, regulatory and payor pressures** driving independent practices to consolidate

~12,700
Oncologists

~1,720
Oncology practices



~76%
Practices employ 1-5 oncologists



~97%
Practices have fewer than 5 sites

Sources: Management Estimates, American Society of Clinical Oncology, Community Oncology Alliance.

31

Financial Overview

Overview of Key Projection Assumptions

Revenue Growth

- Growth driven by continued scaling in existing markets as well as expansion into new markets
- Existing market growth driven by adding capitated / VBC lives in CA, AZ and NV via new contract wins
  - ~18% Revenue CAGR from 2020A to 2024E
- New market growth driven by expanding in FL, TX, and other new markets and signing new contracts
  - ~125% Revenue CAGR from 2022E – 2024E
  - ~25% of 2022E Total Revenue from New Markets
- TOI enters new markets through acquisitions and de novo build-out, pairing both approaches to achieve optimal speed to market and scale / network adequacy
  - Entered Florida in February 2021 and currently has 3 providers, with 4 additional set to start in coming months

Margin Expansion

- Gross margin improvement from 2021 to 2024 driven by mix shift towards capitated / VBC patients, mix shift outside of California and enhanced provider and unit level productivity
  - Continued hiring of physicians and extenders to support growth in lives and improved productivity
- Adjusted EBITDA margin improvements also driven by leveraging SG&A infrastructure at scale

33

($ in mm, except noted otherwise) 2019A 2020A 2021E 2022E 2023E 2024E 21' - 24' CAGR Capitated / VBC Lives (mm) 1.1 1.3 1.6 1.8 2.2 2.7 20% Revenue $155 $188 $221 $345 $530 $794 53% % Growth 37% 21% 18% 56% 54% 50% Gross Profit $30 $37 $47 $79 $133 $212 65% % Margin 19% 20% 21% 23% 25% 27% Net Income ($4) ($14) N/A % Margin (3%) (8%) Adjusted EBITDA $5 $6 $3 $6 $29 $74 196% % Margin 3% 3% 1% 2% 6% 9% 34 Summary Financials Note: Projected financials are subject to assumptions and uncertainties and there is no assurance that they will be achieved in the times or amounts indicated; (1) Represents lives at year end. (1) We Target Steady State Gross Margin of ~30% and Adjusted EBITDA Margin of ~15%

10% 15% 20% 25% 30% 35% 40% 20% 30% 40% 50% 60% 70% 80% 90% Pod Gross Margin Pod % Value-Based Visits 35 Note: (1) Advanced Practice Providers (APPs) include Physician Assistants and Nurse Practitioners; (2) Each pod is an operational unit consisting of 2-5 clinics, grouped together based on geographic proximity and visit volume. Strong Unit Economics Drives Increasing Profitability Embedded Gross Margin Expansion as TOI Scales ~20.0% 30.0%+ Current Steady State 1 2 3 Value-Based Volume Mix Provider Utilization Market Dynamics Value-Based Volume Mix: As our mix of value-based revenue increases our margins will improve; pods today with highest mix of value-based contract achieve 30%+ margins Provider Utilization: Margins expected to improve as 1) Provider productivity increases in maturing clinics 2) The ratio of APPs(1) to MDs increases Market Dynamics: Certain expansion markets have higher-cost fee-for-service oncology, therefore TOI can deliver better value and savings to our customers and capture higher margins Margin Expansion Drivers TOI Pod(2) Gross Margin vs. % Value-Based Visits 1 2 3

Note: Projected financials are subject to assumptions and uncertainties and there is no assurance that they will be achieved in the times or amounts indicated; Figures include contributions from projected de novo and acquisitions activity; MA = Medicare Advantage. 36 2021E – 2022E Revenue Bridge Organic growth from new capitated & FFS lives and visits in existing CA, AZ and NV markets ($ in millions) 40K new capitated / value based care MA lives 10K new capitated / value based care MA lives

Public Comparables Trading Metrics

Current EV / 2022 Revenue Multiples



Previous Deerfield-sponsored deals
TOI
8.3x
6.9x
6.7x
6.4x (3)
5.9x
5.1x (4)
5.0x
4.8x (5)
4.5x
2.9x (6)
2.8x
2.4x
1.2x
progyny
agilon health
OAK STREET HEALTH
one medical
signifyhealth.
PRIVIA HEALTH
babylon
one medical
iorahealth
innovAge
Cano Health
P3
CareMax

	progyny	agilon health	Oak Street Health	One Medical	Signify Health	Privia Health	Babylon	One Medical / Iora Health	InnovAge	Cano Health	P3		CareMax
IPO Pricing / SPAC Merger Ann. Date	Oct-19	Apr-21	Aug-20	Jan-20	Feb-21	Apr-21	Jun-21	Jun-21	Mar-21	Nov-20	May-21		Dec-20
EV / 2022 Revenue Multiple at Pricing / Merger Ann. Date [1]	na	3.5x	na	na	4.5x	2.7x	5.1x	5.1x	2.9x	2.0x	2.8x		0.9x
Share Price Change since Pricing / Merger Ann. Date (%) [2]	358%	71%	193%	133%	26%	100%	(1%)	na	0%	37%	(1%)		33%
2022E Revenue ($mm)	775	2,466	2,069	1,027	898	984	710	710	735	2,230	825	345	752
2022E Revenue Growth (%)	44.2%	39.1%	55.3%	32.7%	19.3%	12.7%	121.2%	121%	17.1%	53.5%	30.3%	56%	46.9%
20-22 Revenue Growth CAGR (%)	49.9%	42.3%	53.1%	31.6%	21.3%	9.8%	199.8%	200.0%	13.8%	63.6%	30.7%	36%	46.2%

Source: Capital IQ as of 06/25/2021, Company filings, publicly available data, Wall Street research and Investor Decks.
Note: TOI calculated using $842 million enterprise value and $344.6 million 2022E revenue.
(1) Assumes $10 price per share in PF Enterprise value for SPAC transactions.
(2) For SPACs, figures represent change since $10 per share SPAC IPO price.
(3) Pro Forma for Iora acquisition (announced 6/7/2021). Projections are based on Company estimates and Wall Street Research.
(4) Pro forma for $92 million Anthem private placement (announced 5/3/2021).
(5) Represents the 2022 revenue multiple paid by One Medical in its acquisition of Iora Health (announced 6/7/21). Revenue and growth metrics represent Iora Health standalone figures.
(6) Pro forma for $600 million University Health Care acquisition (announced 6/14/2021).

37

Appendix

We Deliver Value to Stakeholders Across the Ecosystem Providers • Providers freed from pressure to overtreat • Employed model offers stability and allows focus on practicing medicine rather than business building Payors / Employers • Alignment based on quality and value • Better outcomes and cost savings • Enhanced patient access • Care delivered in community setting ` Patients • Dedicated care team overseeing all aspects of care delivery • Individualized care plans that align with patients’ wishes • Access to sub-specialized care in convenient community locations • Reduced financial burden, improving overall experience 39

High Value Cancer Care Program (HVCC) Designed to Reduce Cost While Improving Patient Outcomes

Introduction of Care Team, Ongoing Measurement Protocols

EAS[1] and PHQ-9[2] performed at beginning of program, and repeated periodically

Rapid Response Symptom Control

24/7 Health Care Coach to reduce Emergency Department visits and hospitalizations uses

Algorithm driven action plan for nausea / vomiting, constipation, diarrhea, dyspnea and pain

Program Enrollment

All patients with newly diagnosed cancer are enrolled



HVCC Enrollment and Program Design Protocol

Data Ingestion and Care Plan Iteration

Data collected on patient symptoms, clinical outcomes, and referral patterns at every step

Used to optimize care pathways, creating an "iterative loop" of improvement

Post Acute / External Referral Management

Physicians and Advanced Practitioner actively manage supportive care referrals to improve quality of care and reduce costs

TOI's innovative HVCC program can reduce healthcare costs by approximately 25%[3], with ~30% reduction in Emergency Department usage and inpatient admissions

Notes: (1) Edmonton Symptom Assessment (ESAS); (2) Patient Health Questionnaire (PHQ-9); (3) Compared with average Per Member Per Month costs in our primary geographies.

40

($ in mm, except noted otherwise) 2019A 2020A Net Income ($4) ($14) (+) Depreciation & Amortization 3 3 (+) Interest and Income Tax Expense (Income), net 1 (0) (+) Add-Backs to Adjusted EBITDA 4 17 Adjusted EBITDA $5 $6 % Margin 3% 3% 41 Net Income to Adjusted EBITDA Reconciliation Note: (1) Comprised of legal and Board fees; salary and wage expenses; asset impairments; stock compensation expense; non-cash rent; other expenses and income; (2) Adjusted EBITDA margin defined as Adjusted EBITDA divided by Revenue. (1) (2)

Summary Risk Factors

Certain Risks Related to the Oncology Institute All references to “TOI,” “we,” “us,” “our” or the “Company” refer to the business of TOI Parent, Inc. and its affiliates. The risks presented below are certain of the general risks related to the business of the Company, and such list is not exhaustive. The list below has been prepared solely for purposes of the private placement transaction, and solely for potential private placement investors, and not for any other purpose. Accordingly, the list below is qualified in its entirety by disclosures contained in future documents filed or furnished with the United States Securities and Exchange Commission (“SEC”), including the documents filed or furnished by the Company and/or the special purpose acquisition company (the “SPAC”) in connection with the proposed business transaction. The risks presented in such filings will be consistent with those that would be required for a public company in their SEC filings, including with respect to the business and securities of the Company and the SPAC and the proposed business transaction between the Company and the SPAC, and may differ significantly from and be more extensive than those presented below. • Our growth strategy depends on our ability to build or acquire new clinics to service our contracts and treat our patients, and if we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service and patient satisfaction or adequately address competitive challenges. • Our services are concentrated in certain geographic areas and populations exposing us to unfavorable changes in local benefit costs, reimbursement rates, competition and economic conditions. • We primarily depend on reimbursement from third-party payors, as well as payments by individuals, which could lead to delays, denials, or uncertainties in the reimbursement process. • With many of our value-based agreements, we assume the risk that the cost of providing services will exceed our compensation. • As oncology costs rise, if we do not accurately predict the cost to deliver care, some of our value-based agreements could become less profitable, or unprofitable. • Renegotiation, non-renewal or termination of our third-party payor contracts, including capitation agreements with health plans, could have a material adverse effect on our business, results operations, financial condition and cash flows. • We derive a significant portion of our sales from a limited number of health insurance and medical group companies. Those health insurance and medical group companies could take action to remove, exclude, delay, or otherwise prevent our inclusion in their provider networks. • We derive a significant portion of our sales from prescription drug sales reimbursed by a limited number of pharmacy benefit management companies. Those pharmacy benefit management companies could take action to remove, exclude, delay or otherwise prevent our inclusion in their provider networks. • We cannot predict the effect that health care reform and other changes in government programs may have on our business, financial condition or results of operations. • Reductions in Medicare reimbursement rates or changes in the rules governing the Medicare program could have a material adverse effect on our financial condition and results of operations • Competition for physicians and clinical personnel, including nurses, shortages of qualified personnel or other factors could increase our labor costs and adversely affect our revenue, growth rate, profitability and cash flows. • We must attract and retain highly qualified physicians, medical professionals and other personnel in order to execute our growth plan. • If we are unable to provide consistently high quality of care, our business will be adversely impacted. • We may become subject to medical liability claims, which could cause us to incur significant expenses, may require us to pay significant damages if not covered by insurance, and could harm our business. • If certain of our suppliers do not meet our needs, if there are material price increases on supplies, if we are not reimbursed or adequately reimbursed for drugs we purchase or if we are unable to effectively access new technology or superior products, it could negatively impact our ability to effectively provide the services we offer and could have a material adverse effect on our business, results of operations, financial condition and cash flows. • If we are unable to protect the confidentiality of our trade secrets, know-how and other proprietary and internally developed information, the value of our technology could be adversely affected. • A pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide, including the outbreak of the novel strain of coronavirus disease, COVID-19, could adversely affect our business, financial condition, results of operations and growth. 43

Certain Risks Related to the Oncology Institute (Cont'd) • With respect to Innovative Clinical Research Institute, if we fail to perform our clinical trial services in accordance with contractual requirements, government regulations and ethical considerations, we could be subject to significant costs or liability and our reputation could be adversely affected. • Actual or perceived failures to comply with applicable data protection, privacy and security, advertising and consumer protection laws, regulations, standards and other requirements could adversely affect our business, financial condition and results of operations. • We depend on our information technology systems, and those of our third-party vendors, contractors and consultants, and any failure or significant disruptions of these systems, security breaches or loss of data could materially adversely affect our business, financial condition and results of operations. • Our centers and affiliated physician practices providing professional services at such centers may become subject to medical liability claims, which could have a material adverse impact on our business. • Our centers and affiliated physician practices may be subject to third-party payor audits, which, if adversely determined against us or affiliated physician practices, may have a material effect on our results of operations and financial condition. • Third-party payors and other entities, such as pharmacy benefit managers, continue to take action to manage and/or control the utilization and cost of drugs and medical devices. • We could be adversely affected by increases in the cost to procure drugs. • We could be adversely affected by drug shortages that prevent us from providing certain treatments. • We are subject to extensive fraud, waste, and abuse laws that may give rise to federal and state audits, investigations, lawsuits and claims against us, the outcome of which may have a material adverse effect on our business, financial condition, cash flows, or results of operations. • Laws regulating the corporate practice of medicine and fee-splitting with physicians could restrict the manner in which we are permitted to conduct our business, and the failure to comply with such laws could subject us to penalties or require a restructuring of our business. • We are dependent on our relationships with the TOI PCs, which are affiliated professional entities that we do not own, to provide healthcare services, and our business would be harmed if those relationships were disrupted or if our arrangements with the TOI PCs become subject to legal challenges. • If our agreements or arrangements with any physician equity holder of our TOI PCs are deemed invalid under applicable laws or are terminated as a result of changes in such laws, or if there is a change in accounting standards by the Financial Accounting Standards Board or the interpretation thereof affecting consolidation of entities, it could have a material adverse effect on our consolidation of total revenues derived from such practices. • Some jurisdictions preclude us from entering into non-compete agreements with our physicians, and other non-compete agreements and restrictive covenants applicable to certain physicians and other clinical employees may not be enforceable. • We and our TOI PCs are subject to federal, state and local laws and regulations that govern our employment practices, including minimum wage, living wage, and paid time-off requirements. Failure to comply with these laws and regulations, or changes to these laws and regulations that increase our employment related expenses, could adversely impact our operations. • We have a history of net losses, we anticipate increasing expenses in the future, and we may not be able to achieve or maintain profitability. • Each of the SPAC and the Company will incur significant transaction costs in connection with the Business Combination. • If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of our securities may decline. • A market for the combined company’s securities may not develop, which would adversely affect the liquidity and price of such securities. • Financial projections with respect to the Company may not prove to be reflective of actual future results. • The Business Combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all. • The Company will incur significant costs and obligations as a result of being a public company. • Provisions in our charter and Delaware law may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our common stock. • Our charter will provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders. • Our charter will renounce any interest or expectancy that we have in certain corporate opportunities that may be presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. As a result, these persons will not be required to offer certain business opportunities to us and may engage in business activities that compete with us. 44

DFP Healthcare Acquisitions Corp. Conference Call Script

Operator

Greetings and welcome to the DFP Healthcare Acquisitions Corp. call to discuss the proposed business combination with The Oncology Institute. At this time, all participants are on a listen-only mode. If anyone is connected via the phone and require operator assistance during the conference, please press star zero on your telephone keypad. As a reminder, this conference is being recorded. It is now my pleasure to introduce your host, Mr. Chris Wolfe, CFO of DFP Healthcare Acquisitions Corp. Thank you, sir, you may begin.

Chris Wolfe

Thank you, and good morning, everyone. Thank you for joining today’s call arranged by DFP Healthcare Acquisitions Corp. I am Chris Wolfe, the CFO of DFP. Before we begin, please note that DFP Healthcare Acquisitions Corp. filed a Form 8-K containing a copy of our press release and investor presentation. This filing can be found at the website of the SEC at www.sec.gov.

I'd like to remind you that our remarks contain forward-looking statements, and we refer you to slides 2 and 3 of the presentation and to our press release for a detailed discussion of these forward-looking statements and associated risks. In addition, the presentation contains detailed reconciliations of non-GAAP financial information that will be discussed on this call. Neither DFP nor the management of our proposed merger target, The Oncology Institute, will entertain questions during this call.

With that, I'd like to introduce today's speaker, Richard Barasch, Executive Chairman of DFP and Brad Hively, CEO of The Oncology Institute and CEO of the combined company following the proposed combination with DFP.

I’ll now turn the conversation over to Richard Barasch. Richard, please go ahead.

Richard Barasch

Thanks Chris.

Earlier today, we announced that we have signed a definitive agreement to combine DFP with The Oncology Institute, known as TOI. Deerfield and I are delighted to bring this disruptive and fast-growing value-based care company to the public market.

Oncology is an enormous and fast-growing segment of healthcare and for all risk-takers, oncology costs have become increasingly difficult to manage. TOI is the first scaled provider of value-based oncology and has already achieved validation and market acceptance with more than 50 community-based practice locations in four states.

Given the size and white space in the market, we think that TOI will grow significantly over the next several years, especially with the growth capital that this transaction will provide.

It’s clear that the need exists for what TOI offers and that TOI is doing something that no other company is doing in scale.

As a result of its highly scalable and replicable model, the company now serves approximately 1.3 million lives under value-based contracts with leading payors and at-risk physician groups.

The foundation for this growth is an experienced and committed management team working from a proprietary technology platform purpose built for oncology care. This platform allows TOI to collect patient information, analyze the data collected, and then dictate the appropriate plan of care.

The company will be led by its CEO Brad Hively, Chief Operating Officer Dr. Daniel Virnich,, Chief Medical Officer Dr. Yale Podnos, and Chief Financial Officer Scott Dalgleish. Collectively, these individuals and their teams have done a remarkable job in managing the expansion of TOI over the last several years. Along with growth, the team is committed to the highest levels of patient care and compliance. The fact that many of the company’s long-term clients are sponsoring TOI’s entry into new markets is further validation of the value of the model.

Brad and his team have done a terrific job building the business to this point and we are excited to see how growth will accelerate with the capital that this transaction will provide. Even in the short period of time that we have been working on the transaction, TOI has landed significant new business.

I am pleased to report that we are bringing a fully financed transaction to the market. Current shareholders of TOI are rolling approximately 70% of their holding into the new company demonstrating their belief in the future of the company. The cash portion of the deal will be funded from the $230 million DFP trust account, including $50 million invested by Deerfield that will roll over into the business combination plus approximately $275 million that we raised in the PIPE from sophisticated healthcare investors, including Deerfield, Fidelity, and Redmile. We were oversubscribed on the PIPE and we are gratified for the support of current and new investors.

The transaction values the combined company at a pro forma enterprise value of approximately $843 million and implying a multiple of 2.4x estimated 2022 revenues. Assuming no redemptions, we expect there to be 106 million shares outstanding at closing, with an initial market cap of $1.06 billion. We also expect more than $200 million of cash on the balance sheet to support our growth.

Now I'd like to turn it over to the CEO, Brad Hively, who will provide some further insight.

Brad Hively

Thanks, Richard.

I want to begin by saying how excited we are to work with the DFP team. As the leading value-based oncology group in the country, we believe the team at Deerfield provides the public markets with a powerful endorsement of our achievements, our strategy, and our outlook. This transaction will, in addition to elevating our overall profile, provide the necessary capital to drive our growth, expand our reach, and support our efforts to redefine cancer care in the United States.

My journey with TOI has been more than a decade in the making. Over 10 years ago I was managing a region for a large, value-based primary care group. I asked TOI to begin caring for a large population of patients, and I immediately saw a dramatic improvement in the quality of care, cost of care, and patient satisfaction for those members. I was so impressed by what I saw from TOI that I ended up joining the company as CEO many years later.

Now I’ll provide a little context on the big picture on the opportunity ahead of us.

So, while a value-based approach to primary care is becoming more common and accepted, our healthcare system still struggles with how to manage the rising cost of specialty care. Oncology, in particular, is challenged with rising costs and poor care coordination, which is driven by several factors, including misalignment between physicians and payors; complex and variable clinical pathways; and the high cost of cancer therapies.

Here at TOI we are helping to rebuild the healthcare system in the U.S. by replacing costly, inefficient Fee For Service care with a value-based approach that aligns physicians, patients, and payors to simultaneously enhance quality and manage costs.

What we do is hard and differentiated in the oncology space. Our value-based and patient-centric care model relies on several unique features to TOI that are hard for others to replicate. Here’s a quick overview of 6 of our key differentiators:

1.	It starts with physician recruiting. You have to have great doctors, and I’m incredibly proud of our physician group. We have a strong track record of recruiting oncologists across multiple markets.
2.	We have a strong clinical culture led by our CMO and medical directors with robust training pathways for new oncologists. We take some oncologists fresh out of training and some with decades of experience, and we achieve reliable adherence to evidence-based care pathways, along with high patient satisfaction, in a short period of time.
3.	We have fully integrated care pathways for virtually every cancer and blood disorder type that we encounter that are evidence-based and regularly updated by our Utilization Management committee. This is delivered at the point of care, rather than retrospectively, which offers a more seamless patient experience.
4.	Our proven high value cancer care program reduces ineffective and wasteful care while enhancing patient quality of life and outcomes
5.	We can treat the vast majority of cancer types and second opinions within our own network of employed oncologists, keeping care in the local community. We also offer patients over 130 clinical trials, delivering state of the art care without forcing them to travel long distances to get access to these latest therapies.
6.	Finally, we have spent the last decade-plus evolving our training around advanced care planning and tightly integrating pathways with community palliative care providers to ensure we have supportive care tools available for patients when appropriate.

In terms of outcomes data, our High Value Cancer Care (HVCC) model has been validated through research conducted by Stanford University which concluded that patients in the HVCC program:

•	Experienced 30% lower inpatient admissions
•	75% fewer ER visits in the last month of life
•	40% fewer acute care facility deaths
•	25% Lower median total healthcare costs from diagnosis to death
•	All while getting 14% improvement in patient satisfaction

Our HVCC program ensures that each patient is assigned a healthcare coach who provides constant monitoring and care plan adjustments to address any side effects of therapy, like nausea, pain, dehydration, and other symptoms related to the primary diagnosis, as well as superior access to our clinicians through appointment coordination whether in person or via telemedicine, which dramatically improves patient experience and reduces the need to turn to overcrowded emergency departments or acute care facilities to make it through treatment successfully.

With respect to long term growth, we will continue to expand by:

1.	Broadening payor relationships, establishing new clinics, and improving unit economics;

2.	We will create a presence in new markets by building and acquiring new clinics. We have a very nimble operating model. Our clinics can be quickly established and scaled to meet the demands of each market.

3.	And we will expand our scope and diversify our service offerings with the goal of building a comprehensive portfolio of ancillary services.

With respect to acquisitions, we plan to execute against a strategy of primarily organic growth in new and existing markets, complemented by an actionable acquisition pipeline.

We are forecasting revenue of $345 million in 2022 growing thereafter at more than 50% annually for the next few years.  As we ramp up, we expect gross margin to increase during this period driven by an increasing shift in payor mix towards value-based agreements, a higher number of capitated and value-based lives, geographic expansion, and the benefits of scale.

In closing, this is a very exciting day for our company. I am extremely grateful to all of our teammates who have helped us achieve this milestone, and I am excited to bring world class cancer care into more local communities around the country.

Thank you all for your time today. As we commence this process, I hope to be able to speak with many of you personally in the months ahead.

I’ll now turn things back to Richard.

Richard Barasch

Thanks, Brad.

Thank you very much for your participation this morning. I invite you to review the slides that we have filed with the SEC to gain a full appreciation for why we believe this transaction is attractive to investors. We intend to file our proxy in the next couple of weeks with a view to close the transaction in the 3rd or 4th quarter.

Thank you very much for listening.

Operator

Ladies and gentlemen, thank you for your participation. You may disconnect your phone line or log off the webcast at this time, and have a wonderful day.

V4

CONFIDENTIAL

Dear TOI,

I am incredibly excited and proud to share with you that TOI is going to be a public company. We have entered into a business combination agreement with DFP Healthcare Acquisition Corp., which is a publicly traded special purpose acquisition company (SPAC). Upon the closing of this transaction, TOI will be listed as a public company under the ticker TOI on NASDAQ. You can read the full press release here.

Looking back over the journey that brought us to this point, it is truly incredible. From the founding of our company in 2007 with one clinic in Downey, to 2018 when we welcomed a new ownership group, to 2020 when we crossed the milestone of treating our 150,000th patient, and now to this historic day which marks our transition to becoming a public company. Since that founding, we have cared for hundreds of thousands of people and brought hope to countless patients, their families, and their friends. We’ve conducted hundreds of clinical trials, brought cutting-edge research and treatment into our local communities, and elevated the standard of care in community oncology.

This transaction will make TOI stronger, will make TOI a better place to work, and will make TOI a better place to be a patient. It will also bring TOI the capital we need to expand our team, invest in technology, broaden our service offerings, improve our patient care, and fast track our growth. We wouldn’t be here today without each of you, and I hope you are as excited as I am to embark on this next chapter of growth at TOI.

Our team will be working diligently over the next few months to clear the standard regulatory hurdles to transition to having TOI listed as a public company. As we make that transition there are certain responsibilities that all TOI employees need to be aware of during this interim status. These include:

•	Please don’t reply to any inquiries, comment to the press, or share any company information outside of TOI, including on social media. If you receive any inquiries, including from media, customers, investors and/or former TOI employees, please refrain from commenting. Please refer any media inquiries or any inquiries regarding the proposed merger and public listing, or financial or business matters, to our Director of Marketing & Communications, Julie Korinke. Please also take a moment to review our social media, email, and internet policy (attached) and the FAQs below.

•	There are strict legal requirements with regard to trading in securities of public companies. SPACs are publicly-traded entities, and you should not be trading in the securities of DFPH. This restriction also applies to members of your immediate family, persons with which you share a household, economic dependents and any entity whose transactions you influence, direct or control. In addition, please do not share any information that could be considered “material non-public information” about TOI or DFPH.

As we enter this exciting new phase for TOI, I want to reassure you that who we are as a company and as a team will not change – we remain committed to the same mission, vision, and core values. You may have questions about what to expect in the coming weeks and months – to address those questions we are holding a company-wide town hall meeting this afternoon at 4:30pm PT. An invitation will be sent shortly and you can submit an anonymous question in advance of the town hall [here].

V4

CONFIDENTIAL

As exciting as this is, we must all remember that this announcement is a milestone, not an endpoint. And while celebration is certainly deserved, it’s important that we remain focused on executing our responsibilities every day. If anything, it is more important than ever to remain fiercely dedicated to our mission. This new capital we are raising comes with heightened responsibilities. We must put this money to good use, improving our patient care, improving our physician support, and enhancing the employee experience at TOI.

Lastly, I want to take a moment and recognize that we couldn’t have done this without each and every one of you. Whether you’re a medical assistant, an authorization coordinator, a nurse, an accountant, a biller, a pharmacy technician, an HR professional, an operations manager, or a customer service representative. Whether you’re in the front office interacting with patients all day long, or if you’re in ICRI managing clinical trials or in Cerritos working on eligibility. We’ve all done this together. To recognize your contributions, I will be recommending that shortly after we become a public company, all full-time employees as of today’s date who don’t currently have stock options, be considered for an equity award of 2,000 shares of TOI stock. More details on this stock will follow shortly, but this is a thank you to our heroes, our healthcare workers, who have persevered through an incredibly challenging past 18 months -- masking up, gloving up, and coming to work each and every day to make sure our patients receive the best possible care.

Thank you again for everything you do for TOI, for our patients, and for your colleagues.

Sincerely,

Brad

FAQs

What is a SPAC?

A SPAC, or special purpose acquisition company, raises capital through an initial public offering (IPO) for the purpose of acquiring an existing operating company. Once that process is complete, an operating company (like TOI) can combine with the publicly traded SPAC to go public instead of going through the traditional IPO process.

Will this change anything about my job?

The process of going public gives us the opportunity to grow and have the financial resources to expand our services and acquire the tools necessary to do so successfully. We expect this to make doing your job easier and more fulfilling, as well as allowing for more opportunities for career advancement.

What can I tell my friends and family about this announcement?

There are strict regulations about how we can talk about TOI going public. All of the information in the press release is public and appropriate to share. It is not appropriate to speculate about future business decisions or growth at TOI.

Can I share on social media?

You are welcome to share the official TOI post to your personal social media. If you do, please limit your own commentary to a simple message such as “Exciting news for TOI” or “Proud of our team for this accomplishment.” As stated before, DO NOT comment on possible future deals, business decisions, or growth. As a reminder our general social media policy from our employee handbook still stands. A copy in included as an attachment to this email.

Will there be any changes in leadership?

Our leadership team at TOI will remain the same. Due to the change in ownership, we will welcome new board members who have a wealth of healthcare experience that will be extremely beneficial to our strategic growth.

Important Information and Where to Find It

In connection with the proposed business combination, DFP intends to file a registration with the statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed holders of shares of DFP common stock in connection with DFP’s solicitation of proxies for the vote by DFP’s stockholders with respect to the business combination and other matters as may be described in the definitive proxy statement, as well as the prospectus relating to the offer and sale of securities of DFP to be issued in the business combination. DFP’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and documents incorporated by reference therein filed in connection with the business combination, as these materials will contain important information about the parties to the business combination agreement, DFP and the business companion. After the Registration Statement is declared effective, the definitive proxy statement will be mailed to DFP’s stockholders as of the record date to be established for voting on the business combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at http://www.sec.gov, or by directing a request to: DFP Healthcare Acquisitions Corp. at its principal executive offices 345 Park Avenue South, New York, NY 10010.

Participants in the Solicitation

DFP and its directors and executive officers, may be deemed participants in the solicitation of proxies from DFP’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in DFP is contained in the registration statement on Form S-1, which was initially filed by DFP with the SEC on February 21, 2020 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to DFP Healthcare Acquisitions Corp. at its principal executive offices 345 Park Avenue South New York, New York 10010. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

The Oncology Institute’s directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of DFP in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be included in the Registration Statement when available.

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, the expectation that the Company’s common stock will be listed on Nasdaq, and the anticipated closing date of the proposed business combination. These statements are based on various assumptions and on the current expectations of DFP and The Oncology Institute and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of DFP and The Oncology Institute. These forward-looking statements are subject to a number of risks and uncertainties, including the outcome of judicial and administrative proceedings to which The Oncology Institute may become a party or governmental investigations to which The Oncology Institute may become subject that could interrupt or limit The Oncology Institute’s operations, result in adverse judgments, settlements or fines and create negative publicity; changes in The Oncology Institute’s clients’ preferences, prospects and the competitive conditions prevailing in the healthcare sector; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of DFP and/or the equity holders of The Oncology Institute for the proposed business combination is not obtained; failure to meet stock exchange listing standards following the consummation of the business combination; costs related to the business combination; failure to realize the anticipated benefits of the proposed business combination, including as a result of a delay in consummating the proposed business combination or a delay or difficulty in integrating the businesses of DFP and The Oncology Institute; the amount of redemption requests made by DFP’s stockholders; the impact of COVID-19 on the combined company’s business and/or the ability of the parties to complete the proposed Business Combination; those factors discussed in DFP’s registration statement on Form S-1, which was initially filed with the SEC on February 21, 2020, under the heading “Risk Factors,” and other documents of DFP filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither DFP nor The Oncology Institute presently know or that DFP and The Oncology Institute currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect DFP’s and The Oncology Institute’s expectations, plans or forecasts of future events and views as of the date of this press release. DFP and The Oncology Institute anticipate that subsequent events and developments will cause DFP’s and The Oncology Institute’s assessments to change. DFP and The Oncology Institute do not undertake any obligation to update any of these forward-looking statements. These forward-looking statements should not be relied upon as representing DFP’s and The Oncology Institute’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Non-Solicitation

This communication is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 the Securities Act of 1933, or an exemption therefrom.